10026233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 17 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage of Texas, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 5th Street
(No. and Street)

Waco	Texas	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy R. Kohn (254) 759-3718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 7616	Waco	Texas	76714-7616
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy R. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHILPI SINHA
Notary Public, State of Texas
My Commission Expires
June 15, 2010

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)
Financial Statements and
Supplemental Information
December 31, 2009 and 2008
(With Independent Auditors' Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Table of Contents

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Auditors' Report

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying statements of financial condition of Investors Brokerage of Texas, Ltd. (the Partnership), a subsidiary of Chase Financial Corp., as of December 31, 2009 and 2008, and the related statements of income (loss), changes in partners' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Chase Financial Corp., at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(c) to the financial statements, the Partnership adopted the revised accounting guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes as of January 1, 2009.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 8, 2010

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 261,610	315,923
Cash deposit with clearing organization	150,000	150,000
Other assets	25,040	22,835
	$ 436,650	488,758
Liabilities and Equity		
Payable to affiliates	$ 22,546	32,953
Income tax payable to affiliate	-	19,664
Total liabilities	22,546	52,617
Partners' equity	414,104	436,141
	$ 436,650	488,758

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Income (Loss)

Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 511,833	751,157
Interest	16,603	24,427
Other	5,917	5,937
Total revenue	534,353	781,521
Expenses:		
Employee compensation, commissions and benefits	379,669	500,965
Communications	16,355	17,693
Occupancy and equipment	92,616	92,616
Professional fees	12,449	17,700
Clearance fees	29,727	42,846
Other operating expenses	36,924	33,477
Total expenses	567,740	705,297
Income (loss) before income taxes	(33,387)	76,224
Current income tax expense (benefit)	(11,350)	26,000
Net income (loss)	$ (22,037)	50,224

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Partners' Equity

Years Ended December 31, 2009 and 2008

Balance, January 1, 2008	$ 385,917
Net income	50,224
Balance, December 31, 2008	436,141
Net loss	(22,037)
Balance, December 31, 2009	$ 414,104

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (22,037)	50,224
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in commissions receivable	-	54,570
Increase in other assets	(2,205)	(2,467)
Decrease in income taxes payable	(19,664)	(7,651)
Decrease in payable to affiliate	(10,407)	(22,513)
Net cash provided by (used in) operating activities	(54,313)	72,163
Net increase (decrease) in cash and cash equivalents	(54,313)	72,163
Cash and cash equivalents at beginning of year	315,923	243,760
Cash and cash equivalents at end of year	$ 261,610	315,923

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2009 and 2008

Subordinated liabilities, January 1, 2008	$ -
Changes	-
Subordinated liabilities December 31, 2008	-
Changes	-
Subordinated liabilities December 31, 2009	$ -

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements

December 31, 2009 and 2008

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The general partner (.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.Com, Inc. Insurors.Com, Inc. is wholly owned by Chase Financial Corp. The Partnership serves as an investment broker-dealer, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a settlement date basis, which is not materially different from a trade date basis.

(c) Income Taxes

The Partnership and its affiliates are included in the consolidated federal income tax return filed by the parent company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from its affiliates. The amount of income tax expense differs from the amount that would result from applying statutory tax rates to income before income taxes because of certain expenses that are not fully deductible for tax purposes and the effect of the surtax exemption which has been allocated to the parent company.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. No deferred taxes have been recorded in these financial statements.

Beginning with the adoption of the revised guidance on accounting for uncertainty in income taxes as of January 1, 2009, the Partnership recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption, the Partnership recognized the effect of income tax positions only if such positions were probable of being sustained.

The Partnership records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2006, the Partnership is no longer subject to U.S. federal or state income tax examinations.

(d) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2009 and 2008 totaled $25 and $194, respectively.

(f) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(g) Subsequent Events

Subsequent events have been evaluated through February 8, 2010, which is the date the financial statements were available to be issued.

(2) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions.

Employee contributions can be matched at the discretion of the Plan sponsor. However, there was no match of the employee contributions for the 401(k) plan for the years ended December 31, 2009 and 2008. The Partnership did make discretionary contributions of $27,494 and $18,288 to the Plan for the years ended December 31, 2009 and 2008, respectively.

(3) Regulatory Requirements

The Partnership, an investment broker, is subject to the Securities and Exchange Commission, Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net regulatory capital and a certain ratio of aggregate indebtedness to net regulatory capital. The Partnership carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2009, the Partnership had net regulatory capital of $389,064.

(4) Related Party Transactions

A related entity, Insurors Opportunity, Ltd., charges the Partnership for various office space, accounting services and payroll processing and pays all employees and other miscellaneous services for the Partnership. The partners are in a position to, and in the future may, influence the amount of payroll and administrative overhead charges to the Partnership. Following is a summary of the major expenses related to services performed by Insurors Opportunity, Ltd.:

		2009	2008
Occupancy and equipment	$	92,616	92,616
Employee compensation, commissions and benefits		379,669	500,965

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(5) Supplemental Cash Flow Information

The Partnership paid $19,000 to one of its affiliates for income taxes in 2009 and paid $33,651 in 2008.

(6) Business and Credit Concentrations

The Partnership, at December 31, 2009 and 2008 and periodically through the years, has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation and Reconciliation of Net Capital and
Computation of Basic Net Capital Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:	
Equity, as reported on Form X-17A-5, Part II	$ 414,104
Total equity	414,104
Deductions:	
Non-allowable assets - other assets	(25,040)
Net capital	$ 389,064
Aggregate indebtedness, as reported on the accompanying financial statements	$ 22,546
Minimum net capital required	$ 50,000
Net capital in excess of requirements	339,064
Net capital	$ 389,064
Ratio aggregate indebtedness to net capital	.05:1

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
Letter on Internal Control Required by
SEC Rule 17a-5(g)(1)
December 31, 2009

JR B&T
JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In planning and performing our audit of the financial statements and supplemental information of Investors Brokerage of Texas, Ltd. (the Partnership), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 8, 2010

Investors Brokerage of Texas, Ltd.
Independent Accountants' Report
on Applying Agreed-Upon Procedures
December 31, 2009

JR B&T

JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Investors Brokerage of Texas, Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in the Transitional Assessment Reconciliation (Form SIPC-7T) with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009 with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. There were no adjustments reported in the Transitional Assessment Reconciliation (Form SIPC-7T).

4. We proved the arithmetical accuracy of the calculations reflected in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences.

5. There was no overpayment applied to the current assessment with the Transitional Assessment Reconciliation (Form SIPC-7T).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 8, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028644 FINRA DEC
INVESTORS BROKERAGE OF TEXAS LTD 15*15
225 S 5TH ST
WACO TX 76701-2112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 229.72

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1-6-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 79.72

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 79.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 79.72

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investors Brokerage of Texas Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Principal
(Title)

Dated the 22 day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 398,346
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	253,588
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	24,346
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	28,523
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	306,457
2d. SIPC Net Operating Revenues	$ 91,889
2e. General Assessment @ .0025	$ 229.72

(to page 1 but not less than $150 minimum)